    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 15, 2000
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                            ------------------------
                             TENDER OFFER STATEMENT
                   UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.       )
                            PETER KIEWIT SONS', INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                            PETER KIEWIT SONS', INC.
                (NAME OF FILING PERSON(S) (OFFEROR AND ISSUER))

                   8.028% SERIES 1997 CONVERTIBLE DEBENTURES
                    7.35% SERIES 1998 CONVERTIBLE DEBENTURES
                    8.25% SERIES 1999 CONVERTIBLE DEBENTURES
                         (TITLE OF CLASS OF SECURITIES)

                                      N/A
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                TOBIN A. SCHROPP
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            PETER KIEWIT SONS', INC.
                                  KIEWIT PLAZA
                             OMAHA, NEBRASKA 68131
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
           NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSON(S))
                            ------------------------

                                WITH A COPY TO:

                               JOHN S. D'ALIMONTE
                            WILLKIE FARR & GALLAGHER
                               787 SEVENTH AVENUE
                               NEW YORK, NY 10019
                                 (212) 728-8000
                            ------------------------

                           CALCULATION OF FILING FEE

-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
                TRANSACTION VALUATION(1)                                 AMOUNT OF FILING FEE(2)
                      $26,320,000                                                 $5,264
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

(1) Estimated for purposes of calculating the amount of the filing fee only in accordance with Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, based on (i) the maximum aggregate principal amount of Peter Kiewit Sons', Inc. outstanding convertible debentures to be received by Peter Kiewit Sons', Inc. in exchange for new reduced principal amount convertible debentures of Peter Kiewit Sons', Inc. and shares of common stock of Kiewit Materials Company, and (ii) the maximum aggregate principal amount of Peter Kiewit Sons', Inc. outstanding convertible debentures to be received by Peter Kiewit Sons', Inc. in exchange for convertible debentures of Kiewit Materials Company.

(2) The entire amount of the filing fee has been offset by the amount of the filing previously paid by Peter Kiewit Sons', Inc. and Kiewit Materials Company as described below.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID: $6,952                    FILING PARTIES: PETER KIEWIT SONS', INC. AND
FORM OR REGISTRATION NO.: 333-30760-01            KIEWIT
                                                  MATERIALS COMPANY
                                                  DATE FILED: FEBRUARY 18, 2000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.      [ ] going-private transaction subject to Rule 13e-3.
[X] issuer tender offer subject to Rule 13e-4.           [ ] amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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

     This Tender Offer Statement on Schedule TO (the "Schedule TO") relates to the offer by Peter Kiewit Sons', Inc. ("Kiewit") to exchange its outstanding convertible debentures for (1) Kiewit Materials Company ("Materials") debentures convertible into shares of Materials common stock; or (2) both shares of Materials common stock and new reduced principal amount Kiewit debentures convertible into shares of Kiewit common stock (the "Debenture Exchange Offer"). Materials is a wholly owned subsidiary of Kiewit. The Debenture Exchange Offer is subject to the terms and conditions described in Amendment No. 4 to the Registration Statement on Form S-4 filed by Kiewit and Materials with the Securities and Exchange Commission on August 8, 2000 (File No. 333-30760-01) (the "Registration Statement") and the Offering Circular-Prospectus relating to the Materials debentures, the Materials common stock and the new reduced principal amount Kiewit debentures (the "Offering Circular-Prospectus") contained therein (each of which is an exhibit and incorporated herein by reference as set forth below). The Debenture Exchange Offer will expire at 11:59 p.m. Omaha time, on September 14, 2000, unless extended.

     All information set forth in the Offering Circular-Prospectus is incorporated by reference in response to items 1 through 11 in this Schedule TO except those items as to which information is specifically provided herein.

ITEM 4.  TERMS OF THE TRANSACTION.

     (b) Kiewit's outstanding convertible debentures are held by employees of Kiewit, including all of its executive officers and certain of its directors. Kiewit's executive officers and directors hold in the aggregate $3,230,000 principal amount of the outstanding Kiewit debentures. Kiewit currently anticipates that all the executive officers who are employees of the construction business will exchange their debentures for new reduced principal amount Kiewit debentures and shares of Materials Common Stock in the Debenture Exchange Offer.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (e) All of Kiewit's executive officers and directors who hold outstanding convertible debentures are parties to repurchase agreements with Kiewit with respect to those debentures. The terms of the debenture repurchase agreements are described in the Offering Circular-Prospectus. To finance the purchase of the debentures that they hold, Kiewit's executive officers and directors have borrowed funds and pledged the debentures as collateral for such borrowing.

ITEM 8.  INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

     (b) During the past 60 days, Kiewit's executive officers and directors purchased, in the aggregate, 192,000 shares of Kiewit common stock.

ITEM 12.  EXHIBITS.

                      Form of Letter of Transmittal.(1)
Exhibit (a)(1)(A)
                      Form of Letter to Debentureholders.(2)
Exhibit (a)(1)(B)
                      Form of Repurchase Agreement for holders of Kiewit Materials
                      Company Convertible Debentures.(1)
Exhibit (a)(1)(C)
                      Offering Circular-Prospectus, dated August 15, 2000.
Exhibit (a)(4)
                      Form of Stock Repurchase Agreement for Peter Kiewit Sons',
                      Inc. Employees.(4)
Exhibit (d)(1)
                      Form of Repurchase Agreement for Holders of Peter Kiewit
                      Sons', Inc. Convertible Debentures.(3)
Exhibit (d)(2)
                      Opinion of Skadden, Arps, Slate, Meagher & Flom (Illinois) with respect to certain tax matters.(5)
Exhibit (h)(A)
                      Opinion of Blake, Cassels & Graydon LLP with respect to certain tax matters.(5)
Exhibit (h)(B)
                      Consent of Skadden, Arps, Slate, Meagher & Flom (Illinois).
Exhibit (h)(C)
                      Consent of Blake, Cassels & Graydon LLP.
Exhibit (h)(D)

---------------
(1) Filed as an exhibit to Amendment No. 4 to Peter Kiewit Sons', Inc.'s and Kiewit Materials Company's Joint Registration Statement on Form S-4, filed with the Securities and Exchange Commission on August 8, 2000 (File No. 333-30760-01).

(2) Filed as an exhibit to Amendment No. 2 to Peter Kiewit Sons', Inc.'s and Kiewit Materials Company's Joint Registration Statement on Form S-4, filed with the Securities and Exchange Commission on June 8, 2000 (File No. 333-30760-01).

(3) Filed as Exhibit 1 to Peter Kiewit Sons', Inc.'s Registration Statement on Form 8-A, filed with the Securities and Exchange Commission March 24, 1998, and incorporated herein by reference.

(4) Filed as Exhibit 4.5 to Peter Kiewit Sons', Inc.'s Registration Statement on Form S-8, filed with the Securities and Exchange Commission October 5, 1998, and incorporated herein by reference.

(5) Filed as an exhibit to Amendment No. 3 to Peter Kiewit Sons', Inc.'s and Kiewit Materials Company's Joint Registration Statement on Form S-4, filed with the Securities and Exchange Commission on July 28, 2000 (File No. 333-30760-01.)

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      /s/ KENNETH E. STINSON
                                      ------------------------------------------
                                      Kenneth E. Stinson
                                      President, Chief Executive Officer
                                      and Chairman of the Board of Directors

August 15, 2000

                                 EXHIBIT INDEX

   EXHIBIT NO.                                DESCRIPTION
   -----------                                -----------
                      Form of Letter of Transmittal.(1)
Exhibit (a)(1)(A)
                      Form of Letter to Debentureholders.(2)
Exhibit (a)(1)(B)
                      Form of Repurchase Agreement for holders of Kiewit Materials
                      Company Convertible Debentures.(1)
Exhibit (a)(1)(C)
                      Offering Circular-Prospectus, dated August 15, 2000.
Exhibit (a)(4)
                      Form of Stock Repurchase Agreement for Peter Kiewit Sons',
                      Inc. Employees.(4)
Exhibit (d)(1)
                      Form of Repurchase Agreement for Holders of Peter Kiewit
                      Sons', Inc. Convertible Debentures.(3)
Exhibit (d)(2)
                      Opinion of Skadden, Arps, Slate, Meagher & Flom (Illinois)
                      with respect to certain tax matters.(5)
Exhibit (h)(A)
                      Opinion of Blake, Cassels & Graydon LLP with respect to
                      certain tax matters.(5)
Exhibit (h)(B)
                      Consent of Skadden, Arps, Slate, Meagher & Flom (Illinois).
Exhibit (h)(C)
                      Consent of Blake, Cassels & Graydon LLP.
Exhibit (h)(D)

---------------
(1) Filed as an exhibit to Amendment No. 4 to Peter Kiewit Sons', Inc.'s and Kiewit Materials Company's Joint Registration Statement on Form S-4, filed with the Securities and Exchange Commission on August 8, 2000 (File No. 333-30760-01).

(2) Filed as an exhibit to Amendment No. 2 to Peter Kiewit Sons', Inc.'s and Kiewit Materials Company's Joint Registration Statement on Form S-4, filed with the Securities and Exchange Commission on June 8, 2000 (File No. 333-30760-01).

(3) Filed as Exhibit 1 to Peter Kiewit Sons', Inc.'s Registration Statement on Form 8-A, filed with the Securities and Exchange Commission March 24, 1998, and incorporated herein by reference.

(4) Filed as Exhibit 4.5 to Peter Kiewit Sons', Inc.'s Registration Statement on Form S-8, filed with the Securities and Exchange Commission October 5, 1998, and incorporated herein by reference.

(5) Filed as an exhibit to Amendment No. 3 to Peter Kiewit Sons', Inc.'s and Kiewit Materials Company's Joint Registration Statement on Form S-4, filed with the Securities and Exchange Commission on July 28, 2000 (File No. 333-30760-01.)